

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 12, 2018

Via E-mail
Andre J. Fernandez
Chief Financial Officer
NCR Corporation
864 Spring Street NW
Atlanta, GA 30308

>   **Re: NCR Corporation**
>   **10-K for Fiscal Year Ended December 31, 2017**
>   **Filed February 26, 2018**
>   **File No. 1-00395**

Dear Mr. Fernandez:

We refer you to our comment letter dated November 14, 2018 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:

Barbara Jacobs
Assistant Director
Division of Corporation Finance